Exhibit (a)(1)(G)

Business Objects S.A.

2001 Stock Option Plan

Prospectus

The date of this prospectus is October 11, 2002

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

INTRODUCTION

     The following questions and answers give a summary of the main features of the Business Objects S.A. 2001 Stock Option Plan (the “Plan”). Please read this prospectus carefully.

1. What is the Plan?

     The Plan permits Business Objects S.A. (the “Company”) to issue ordinary shares of the Company (“Shares”) to eligible employees of the Company and its affiliated companies pursuant to grants of stock options (“Options”).

     An individual who has received one or more Options under the Plan is referred to in this prospectus as a “participant.”

2. What are the purposes of the Plan?

     The Plan is intended to (a) attract and retain the best available personnel for positions of substantial responsibility, (b) provide additional incentive to eligible employees of the Company and its affiliated companies, and (c) promote the success of the Company’s business.

3. How many Shares are reserved for issuance under the Plan?

     There are 3,450,000 Shares reserved for issuance under the Plan, plus an annual increase to be added on June 30 of each year beginning in 2002, equal to the lesser of (a) 3,000,000 Shares, (b) 5% of the total Shares on that date, or (c) a lesser amount determined by the Board of Directors of the Company (the “Board”). Notwithstanding the foregoing, the number of options issued and outstanding under all stock option plans of the Company may not exceed one-third (1/3) of the Company’s share capital.

     If an Option expires or becomes unexercisable without having been fully exercised, the unpurchased Shares that were subject to the Option generally again will be available for future grant under the Plan.

     If the Company effects an increase in its share capital due to the incorporation of reserves, premiums or profits, resulting either in an increase of the nominal value of the shares or in a free allocation of shares, or effects a reverse or forward stock split or a combination of shares, the Board will adjust (as appropriate) the number of Shares available for issuance under the Plan, any outstanding Options and the per-person numerical limits on Options.

4. What should I know about this prospectus?

     This prospectus describes the main features of the Plan as of October 11, 2002. However, this prospectus does not contain all of the terms and conditions of the official Plan document. Accordingly, if there is any difference between the terms and conditions of the Plan as described in this prospectus and the provisions of the official Plan document, the Plan document will govern.

ADMINISTRATION AND ELIGIBILITY

5. Who administers the Plan?

     The Board has all discretion and authority to administer the Plan and to control its operation. Subject to the terms of the Plan, the Board has the power to (a) select which eligible employees will be granted Options, (b) determine the terms and conditions of each Option (which need not be the same), and (c) interpret the terms of the Plan and the outstanding Options. The Board may make whatever rules it considers appropriate for the administration and interpretation of the Plan. All decisions made by the Board are final and binding on all persons.

6. Who is eligible to participate in the Plan?

     Options may be granted to employees of the Company or any of its affiliated companies, as well as to the Chief Executive Officer (Président Directeur General) and Managing Directors (Directeurs General) of the Company. No members of the Board (other than the Président Directeur General and Directeurs General) are eligible to receive Options under the Plan. Also, no Options may be granted to a shareholder who holds more than 10% of the Company’s share capital at the time of grant.

7. Does participation in the Plan affect my employment?

     No, the receipt of an Option under the Plan does not affect the terms and conditions of your employment. The Company and its affiliated companies reserve the right to terminate your employment at any time, with or without cause, subject to the provisions of local law. Also, the receipt of an Option does not entitle you to any future award, compensation or severance pay.

STOCK OPTIONS

8. What is an Option and how do I benefit from it?

     An Option gives you the right to purchase a specified number of Shares for a fixed price (the “exercise price”) during a prescribed period of time. If the value of the Shares increases above your exercise price during the term of your Option, you will be able to buy the Shares at a “discount”; if the value of the Shares does not increase above your exercise price, you will not recognize a benefit from your Option.

     The principal benefit of your Option is the potential to profit from any increase in the value of the Shares subject to the Option during the period in which the Option is exercisable, without risking any of your money.

9. Are there different types of Options?

     The Plan permits the grant of either incentive stock options (which are entitled to favorable U.S. federal tax treatment) (“ISOs”) or nonstatutory stock options (that is, Options that are not ISOs) (“NSOs”).

     ISOs can only be granted to U.S. employees of the Company or a subsidiary of the Company (a “U.S. Participant”) at the time of grant. For purposes of the Plan, a corporation generally is a “subsidiary” of the Company if the Company directly or indirectly owns at least fifty percent (50%) of the corporation’s voting stock.

     The principal differences to a U.S. Participant between an ISO and a NSO relate to federal income tax consequences (see “U.S. TAX INFORMATION” below).

     Outside of the U.S., Options may be able to qualify for special tax treatment depending upon the tax laws of the particular jurisdiction in which you reside. In some jurisdictions, the Company may have implemented a sub-plan or adopted special rules so that Options may qualify for special tax treatment in the particular jurisdiction. Therefore, it is important to review the particular provisions of the Plan, and if applicable, the sub-plan or special rules that apply to your Option. Please consult with your tax, legal and/or financial advisor with respect to your Option.

10. How will I know the terms of my Option?

     Each Option awarded under the Plan is evidenced by a written agreement (an “option agreement”) between the Company and you. The option agreement sets forth the exercise price of the Option (in euro), the expiration date of the Option, the maximum number of Shares that may be purchased under the Option, any conditions to exercise of the Option, and any other terms and conditions of the Option, all of which are determined by the Board (in its discretion). In the case of a U.S. Participant, the option agreement also will specify whether the Option is intended to be an ISO or a NSO.

11. Are there any conditions that I must satisfy in connection with the grant of an Option?

     If you are a resident of the United Kingdom or otherwise subject to income tax and social security withholding in the United Kingdom, the grant of an Option is conditioned upon your entering into a joint election adopted by the Board and agreed to by the Board of the Inland Revenue. The joint election will provide that you will agree to bear and become primarily liable for the Company’s portion of any National Insurance Contributions (“NIC”) that may arise when you exercise your Option. For agreeing to bear the Company’s NIC obligations, you should be eligible for partial deduction for income tax purposes. You should consult with your tax and/or financial advisor before exercising your Option to fully understand the consequences of doing so.

12. Is there a limit on the number of Shares that I may purchase?

     The Board has the discretion to determine the number of Shares subject to each Option, except that no participant may receive Options covering more than a total of 225,000 Shares during any fiscal year of the Company. However, in connection with a participant’s initial employment, the Board may grant the participant Options to purchase up to an additional 450,000 Shares, which will not count against the 225,000 limit described above.

13. What is the exercise price of my Option?

     The exercise price is the price at which you may purchase a Share by exercising an Option. The Board determines the exercise price of your Option subject to the following:

     The exercise price must be at least the higher of (a) 100% of the fair market value of the Shares on the date of grant, or (b) 80% of the average of the fair market values of the Shares over the 20 trading days before the date of grant. (In rare circumstances, the exercise price of an ISO must be at least the higher of (i) 110% of the fair market value of the Shares on the date of grant, or (ii) 80% of the average of the fair market values of the Shares over the 20 trading days before the date of grant.)

     Also, if your Option entitles you to purchase Shares previously repurchased by the Company, then the exercise price of the Option must be at least 80% of the average purchase price paid for all Shares that were previously repurchased by the Company.

     For purposes of the Plan, “fair market value” generally means the closing sales price in euro for the Shares as quoted on the Premier Marché of Euronext Paris S.A. on the last market trading day before the day in question, as reported in La Tribune.

14. When can I exercise my Option?

     You cannot immediately exercise an Option granted under the Plan. Instead, an Option generally will become exercisable (that is, it will “vest”) at the time or times shown in the related option agreement, assuming that you have satisfied any conditions to vesting (for example, continued employment with the Company and its affiliated companies). The Board has the discretion to determine the vesting schedule for each Option, including any conditions to vesting.

15. How can I exercise my option?

     To exercise your Option, you must give written notice of exercise (in accordance with the terms of your option agreement) to the [Stock Option Administrator (see Question 32 below for contact information)]. With the exercise notice, you also must send full payment (in French francs) of the exercise price of the whole number of Shares in respect of which the Option is being exercised (including any applicable federal (including FICA), state, local or foreign withholding taxes).

     Please note that your ability to purchase Shares through the exercise of an Option is conditioned upon compliance with any laws and Company policies that apply to you.

16. How do I pay the exercise price of my Option?

     The Board determines how you may pay the exercise price of your Option. The Board’s current policy is to permit payment of the exercise price in French francs in cash (via wire transfer) or by check payable to the Company. You also may pay the exercise price of your Option by requesting a Company-approved stockbroker to perform an immediate sale of some or all of the Shares acquired upon exercise and to forward part of the proceeds to the Company as necessary to pay the exercise price and any required tax withholding (often referred to as a “cashless exercise” or “same-day sale”). The stockbroker will then send the remaining cash proceeds (less any commissions and fees) or Shares directly to you. For more detailed information on the Company’s same-day sale program, please contact the [Stock Option Administrator].

     In the case of an ISO, please note that the Board will determine the acceptable form of payment of the exercise price at the time of grant (as set forth in the related option agreement).

17. How do I pay tax withholding?

     You must pay any taxes that the Company is required to withhold upon exercise of your Option in French francs in cash or through other means as required by the Board.

18. When does my Option expire?

     The expiration dates for any particular Option will be shown in the related option agreement. The expiration date is the date on which your Option expires and after which you no longer may exercise the Option. Options generally have a term of 10 years from the date of grant, except for Options granted to employees in the United Kingdom (or who are otherwise subject to the laws of the United Kingdom), which have a term of 7 years less one day from the date of grant.

     Upon your termination of employment with the Company or any of its affiliated companies during the term of your Option, the unvested portion of the Option will terminate and the Shares covered by the unvested

Option will be returned to the Plan. If your termination of employment is due to either your death or total and permanent disability, you (or your estate or beneficiaries) will be able to exercise your Option (to the extent vested) for 6 months following the termination. If your termination of employment is due to any other reason, you generally will be able to exercise your Option (to the extent vested) for 90 days following the termination.

     Because expiration provisions may vary for different Options and in different circumstances, you should read and understand your individual option agreement.

19. Can I transfer my Option?

     No, you may not sell, transfer, pledge, assign or otherwise alienate or hypothecate your Options, other than by will or the applicable laws of descent and distribution, and all rights with respect to an Option granted to you will be available during your lifetime only to you.

20. Where are Shares traded?

     The Shares subject to your Option currently are traded on the Premier Marché of Euronext Paris S.A. and, in the U.S., in the form of American Depositary Shares evidenced by American Depositary Receipts (“ADRs”). An ADR is a way a company that has its shares traded on more than one exchange to have its shares traded on a stock exchange or quotation system in the U.S. Each ADR represents one Share. The Company’s ADRs are traded on the Nasdaq National Market under the symbol “BOBJ”.

     Owning an ADR is essentially the same as owning a Share. The principal difference is in how to vote a Share underlying an ADR versus voting a Share that you own outright. Please review the Company’s proxy statement to determine how you can vote the Shares subject to your ADR.

U.S. TAX INFORMATION

     The following discussion is intended only as a summary of the general U.S. income tax laws that apply to Options granted under the Plan and the disposition of any Shares acquired pursuant to the exercise of the Options. However, the federal, state and local tax consequences to any particular taxpayer will depend upon his or her individual circumstances. Also, if you are not a U.S. taxpayer, the taxing jurisdiction or jurisdictions that apply to you will determine the tax effect of your participation in the Plan. Accordingly, the Company strongly advises you to seek the advice of a qualified tax adviser regarding your participation in the Plan.

     The following discussion assumes that the per Share exercise price of an Option is less than the fair market value of a Share on the date of exercise.

21. What are the tax effects of NSOs?

     If you are granted a NSO, you will not be required to include an amount in income at the time of grant. However, when you exercise the NSO, you will have ordinary income to the extent the value of the Shares (and any cash) you receive on the date of exercise is greater than the exercise price you pay.

     Any gain or loss you recognize upon the sale or exchange of Shares you acquire generally will be treated as capital gain or loss and will be long-term or short-term, depending on whether you have held the Shares for more than one (1) year. The holding period for the Shares will begin just after the time you recognize income. The amount of such gain or loss will be the difference between the amount you realize upon the sale or exchange of the Shares and the value of the Shares at the time you recognize income.

22. What are the tax effects of ISOs?

     ISOs are intended to qualify for the special treatment available under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). You generally are not required to include any amount in income as a result of the grant or exercise of ISOs.

     Any gain generally will be taxed at long-term capital gain rates if you sell Shares that you acquired upon exercise of the ISO more than two (2) years after the date of grant and more than one (1) year after the date of exercise.

     However, if you sell Shares acquired upon exercise of an ISO within the two-year or one-year holding periods described above, generally any gain up to the difference between the value of the Shares on the date of exercise and the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital gain rates, depending on whether the holding period for the Shares is more than one year.

     If you sell Shares that you purchased through the exercise of an ISO within either of the above holding periods in a transaction in which you would not recognize a loss (if sustained) (for example, a gift), the excess of the value of the Shares on the exercise date over the exercise price will be treated as ordinary income.

     Any loss that you recognize upon disposition of Shares purchased through the exercise of an ISO, whether before or after expiration of the two-year and one-year holding periods, will be treated as a capital loss. Such loss will be long-term or short-term depending on whether the holding period for the Shares is more than one year.

     Also, to the extent that the total fair market value of the Shares (at the time of grant) with respect to which ISOs are exercisable for the first time by any participant during any calendar year (under all plans of the Company and its affiliated companies) exceeds $100,000, such Options will be treated as NSOs. For this purpose, ISOs will be taken into account in the order in which they were granted.

23. What about ISOs and the alternative minimum tax?

     If you are subject to the alternative minimum tax, the rules that apply to ISOs described in Question 22 above do not apply. Instead, alternative minimum taxable income generally is computed under the rules that apply to NSOs (see Question 21 above). If you hold ISOs and are subject to the alternative minimum tax, you should be sure to consult your tax adviser before exercising any ISOs.

24. What are the tax effects for the Company?

     The Company generally will receive a deduction for U.S. federal income tax purposes in connection with an Option equal to the ordinary income the participant realizes. The Company will be entitled to such deduction at the time that the participant recognizes the ordinary income.

     In addition, the Code contains special rules regarding the U.S. federal income tax deductibility of compensation paid to the Company’s Chief Executive Officer and to each of the other four most highly compensated executive officers. In general, the Company may deduct annual compensation the Company pays to any of these specified executives only to the extent that it does not exceed U.S. $1 million. However, the Company can preserve the deductibility found in the Code of compensation in excess of the $1 million limit if the Company complies with certain conditions. The Plan has been designed to permit the Board to grant Options that will be fully deductible to the Company.

25. Is the Plan subject to ERISA?

     The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), nor is it qualified under Section 401(a) of the Code.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission (the “SEC”) allows the Company to “incorporate by reference” the information it files with the SEC, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The Company incorporates by reference the following documents filed with the SEC:

1.	The Company’s latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”);

2.	All other reports and proxy statements filed pursuant to Section 13(a) or 15(d) of the 1934 Act since the end of the fiscal year covered by the annual report referred to in paragraph (1) above; and

3.	The description of Shares contained in the Company’s Registration Statement on Form 8-A, as it may have been amended from time to time.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the 1934 Act after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents.

ADDITIONAL INFORMATION ABOUT THE PLAN AND PROSPECTUS

26. Can the Plan be changed or terminated?

     The Board may amend, suspend or terminate the Plan at any time and for any reason. However, no amendment, suspension or termination may adversely affect your outstanding Option without your written consent. Also, certain Plan amendments must be approved by the Company’s shareholders.

27. Will I receive shareholder reports?

     As a participant in the Plan, you will receive the annual reports, proxy statements and other materials the Company sends to its shareholders generally.

28. Does the Plan limit my ability to resell Shares acquired under the Plan?

     Except as described below, the Plan generally places no limitations upon your ability to sell Shares acquired under the Plan. The Company will not receive any part of the proceeds of any such sales.

     While you are in the possession of “inside” information (that is, material information about the Company that is not yet public but that a reasonable investor would consider important in deciding whether to buy or sell

Shares), you are prohibited by U.S. federal securities laws and Company policy from trading Shares until the information has become public.

     Certain officers and directors of the Company may be deemed to be “affiliates” of the Company (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”)). An affiliate may not resell under this prospectus any Shares acquired under the Plan. Any such resales must be either described in a separate prospectus, or, in certain instances, registered in a separate registration statement, or sold in accordance with the requirements of Rule 144 under the 1933 Act or another exemption available under the 1933 Act.

     Section 16(b) of the 1934 Act permits the Company to recover any profit realized by certain officers, directors, and principal shareholders of the Company through the sale and purchase, or purchase and sale (as defined), of Shares within any period of less than six (6) months. You will be notified if Section 16(b) of the 1934 Act applies to you.

     If you are a France-based participant, you are not allowed to sell or otherwise dispose of the Shares you acquire upon exercise of an Option before the expiration of 5 years from the date of grant. This is because French companies are required to pay, for France-based employees, French social contributions and certain salary-based taxes, which may represent, for the Company, up to 45% of the taxable gain on the difference between the exercise price of an Option and the fair market value of the underlying Shares on the exercise date if a participant disposes of the Shares before the 5-year period following the date of grant.

     Finally, the Board may restrict your right to sell or otherwise dispose of the Shares you acquire upon exercise of your Option for up to three (3) years after the date of exercise.

29. What happens if the Company dissolves or is liquidated?

     In the event of the Company’s dissolution or liquidation, all outstanding Options will terminate immediately before the consummation of the dissolution or liquidation. However, the Board may, in its discretion, provide that any outstanding Option will become fully vested and exercisable for a limited period of time before the transaction (even as to Shares that otherwise would not be vested or exercisable).

30. What happens if there is a change in control of the Company?

     In the event of a change in control of the Company, the successor corporation or its affiliated company either will assume your outstanding Option or grant you an equivalent option or right in substitution for your outstanding Option. The Board may, in lieu of such assumption or substitution, provide that your Option will become fully vested and exercisable for a limited period of time even as to Shares that otherwise would not be vested or exercisable. For purposes of the Plan, “change in control” generally means the occurrence of any of the following events:

•	any person or entity becomes the beneficial owner of 50% or more of the voting securities of the Company (and holdings of certain trustees of any employee benefit plan of the Company or of any corporation owned by the Company’s shareholders in substantially the same proportion as their ownership of stock of the Company are excluded),

•	the Company’s shareholders approve a merger or consolidation of the Company with any other corporation other than a merger or consolidation where the Company’s shareholders before the transaction own more than 50% of the voting securities of the Company or of the successor corporation and continue to own more than 50% of the voting securities of the Company immediately after the transaction, or

•	the Company’s shareholders approve a plan of complete liquidation of the Company or the sale or disposition of the Company (in one or a series of related transactions) of all or substantially all of the Company’s assets (other than a sale to an affiliated company).

31. When will the Plan terminate?

     The Plan will terminate on February 6, 2006, unless the Board terminates the Plan sooner (see Question 26 above).

32. What if I need more information?

     The Company will provide you free of charge with a copy of any or all of the documents incorporated by reference in this prospectus and in the Registration Statement on Form S-8 filed with the SEC relating to the Plan (except for any exhibits to these documents), including the Company’s most recent annual report, and copies of other reports, proxy statements and communications distributed to the Company’s shareholders generally. You should direct your request to:

Business Objects S.A. Attn: Stock Option Administrator 3030 Orchard Parkway San Jose, CA 95134 Telephone: (408) 953-6000 Facsimile: (1) (408) 953 6522

     Copies of the Plan document, this prospectus, any supplements to the prospectus, and further information concerning the Plan and its administration also are available free of charge by calling or writing the Stock Option Administrator (at the numbers and/or address listed above).

33. What else should I know about this prospectus?

     The Company may update this prospectus in the future by furnishing to you an appendix, memorandum, notice or replacement page containing updated information. The Company generally will not send you a new prospectus, except upon request. Accordingly, you should keep this prospectus for future reference.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer to sell any Shares in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.